EXHIBIT 99.1

July 21, 2016	News Release 16-26
Valley of the Kings Positive Mineral Resource Estimate Update
Vancouver, British Columbia July 21, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report an updated Valley of the Kings Mineral Resource estimate in accordance with National Instrument 43-101 for its Brucejack Project, where construction and development continues on schedule for commissioning of the underground mine in mid-2017.

Updated Mineral Resource Estimate Confirms Geological Model for Mine Production Planning

The 2015-2016 Valley of the Kings infill drill program was undertaken to support production planning in the Valley of the Kings and designed to convert Indicated Mineral Resources into Measured Mineral Resources in the areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level) by increasing drill density to 7.5-meter to 10-meter centers. The program, which consisted of 63,740 meters in 367 drillholes, was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold).

The program was also successful in adding Indicated Mineral Resources, with Measured and Indicated Mineral Resources in the Valley of the Kings now totalling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate of Measured and Indicated Mineral Resources which totalled 8.7 million ounces of gold (15.3 million tonnes grading 17.6 grams per tonne gold). Table 1 below is a summary of the updated Valley of the Kings Mineral Resource estimate.

Table 1: Valley of the Kings Mineral Resource estimate – July 2016(1),(4)
(Based on a gold-silver cut-off grade of 5.0 grams/tonne(5))
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	3.5	17.0	15.3	1.9	1.7
Indicated	13.0	17.3	15.0	7.2	6.2
M&I	16.4	17.2	15.0	9.1	7.9
Inferred(2)	4.6	21.0	26.9	3.1	4.0
(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal figures and totals may differ due to rounding of figures.
(4) The Mineral Resource estimate stated in Table 1 is defined using 10 m by 10 m by 10 m blocks in the Valley of the Kings.
(5) The gold-silver cutoff value is defined as Au + Ag/53.

In summary, the updated Mineral Resource estimate has confirmed the geological model for the Valley of the Kings, and combined Measured and Indicated Resources have not materially changed. The Valley of the Kings remains open to the east and west along strike, and at depth.

The Valley of the Kings Mineral Resource estimate has been prepared by Pretivm under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person (QP) responsible for the Mineral Resource for the Brucejack Project. Pretivm employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate. For details see Brucejack Project Mineral Resources Update Technical Report effective date 19 December 2013.

Mine Plan Update

With the completion of the updated Mineral Resource estimate for the Valley of the Kings and success in increasing confidence in the estimate in the areas to be mined in the first three years, the Valley of the Kings mine plan will now be updated in preparation for production development expected to commence later this year.

About Pretivm
Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.
For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.